UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Revolve Group, Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

76156B107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76156B107	SCHEDULE 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY) MMMK Development, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,504,764(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,504,764(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,504,764
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 74.0%(2)
12	TYPE OF REPORTING PERSON HC

(1)

As of December 31, 2019. Represents an equal number of shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder’s election, and which convert automatically upon any transfer. Such shares are directly held by MMMK Development, Inc. for the benefit of Michael Karanikolas and Michael Mente. Messrs. Karanikolas and Mente are the directors and shareholders of MMMK, Development, Inc.

(2)

Based on 13,531,399 shares of Class A common stock outstanding as of October 31, 2019, as reported in Revolve Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 76156B107	SCHEDULE 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY) Michael Karanikolas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,504,764(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,504,764(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,504,764
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 74.0%(2)
12	TYPE OF REPORTING PERSON IN

(1)

As of December 31, 2019. Represents an equal number of shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder’s election, and which convert automatically upon any transfer. Such shares are directly held by MMMK Development, Inc. for the benefit of Michael Karanikolas and Michael Mente. Messrs. Karanikolas and Mente are the directors and shareholders of MMMK, Development, Inc.

(2)

Based on 13,531,399 shares of Class A common stock outstanding as of October 31, 2019, as reported in Revolve Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 76156B107	SCHEDULE 13G	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY) Michael Mente
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 935,331(1)
	6	SHARED VOTING POWER 38,504,764(2)
	7	SOLE DISPOSITIVE POWER 935,331(1)
	8	SHARED DISPOSITIVE POWER 38,504,764(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,440,095(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 74.5%(3)(4)
12	TYPE OF REPORTING PERSON IN

(1)

As of December 31, 2019. Represents an equal number of shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder’s election, and which convert automatically upon any transfer. Such shares are held directly by Michael Mente.

(2)

As of December 31, 2019. Represents an equal number of shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder’s election, and which convert automatically upon any transfer. Such shares are directly held by MMMK Development, Inc. for the benefit of Michael Karanikolas and Michael Mente. Messrs. Karanikolas and Mente are the directors and shareholders of MMMK, Development, Inc.

(3)

Includes (i) 935,331 shares of Class B common stock held directly by Mr. Mente and (ii) 38,504,764 shares of Class B common stock held by MMMK Development, Inc. for the benefit of Messrs. Mente and Karanikolas.

(4)

Based on 13,531,399 shares of Class A common stock outstanding as of October 31, 2019, as reported in Revolve Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 76156B107	SCHEDULE 13G	Page 5 of 8

Item 1.	(a) Name of Issuer:

Revolve Group, Inc.

(b) Address of Issuer’s Principal Executive Offices:

12889 Moore Street

Cerritos, California 90703

Item 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person,” and together, the “Reporting Persons”):

MMMK Development, Inc.

Michael Karanikolas

Michael Mente

(b) Address or Principal Business Office:

The address for each of the Reporting Persons is c/o Revolve Group, Inc., 12889 Moore Street, Cerritos, California 90703.

(c) Citizenship:

MMMK Development, Inc. is incorporated in the state of Delaware and each of Michael Karanikolas and Michael Mente are citizens of the United States.

(d) Title of Class of Securities:

Class A Common Stock, $0.001 par value

(e) CUSIP Number:

76156B107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b) Percent of class: See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

CUSIP No. 76156B107	SCHEDULE 13G	Page 6 of 8

(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5	Ownership of Five Percent or Less of the Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not Applicable

CUSIP No. 76156B107	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

MMMK DEVELOPMENT, INC.

By:	/s/ Nancy Herrman
Name:	Nancy Herrman
Title:	President

MICHAEL KARANIKOLAS

/s/ Michael Karanikolas

MICHAEL MENTE

/s/ Michael Mente

CUSIP No. 76156B107	SCHEDULE 13G	Page 8 of 8

EXHIBIT INDEX

The following exhibits are filed herewith as part of this Schedule 13G:

Exhibit Number	Exhibit

99.1	Joint Filing Agreement